

August 10, 2010

Mr. Gerry Berg
President
Friendly Auto Dealers, Inc.
4132 South Rainbow Road, Suite 514
Las Vegas, Nevada 89103

> **Re:** **Friendly Auto Dealers, Inc.**
> **Form 8-K/A**
> **Filed August 6, 2010**
> **File No. 333-147560**

Dear Mr. Berg:

We have reviewed your letter dated August 6, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note that the Exhibit 16 letter from the former accounting firm does not indicate whether or not the firm agrees with the statements made by you in the Form 8-K regarding the firm. Please revise accordingly.

2. As previously requested, please provide a written statement from <u>the company</u> acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3459 if you have questions.

Sincerely,

Jaime John
Staff Accountant